Trading Symbol (LMD:TSX V, BERLIN:WKN:121226) 151 Bloor St West, Ste 890 Toronto Ontario Canada M5S 1S4 T +1 416 927 7000 F +1 416 927 1222 www.lingomedia.com
PRESS RELEASE	FOR IMMEDIATE RELEASE

LINGO MEDIA DOMINATES CHINA’S PRIMARY ENGLISH TEXTBOOK MARKET

Achieves Milestone of 30,000,000 Copies Sold to 20,000,000 Students in 24-Months

Toronto, Canada, September 24, 2003 - Lingo Media Inc. (LMD:TSX V, BERLIN: WKN:121226), a leading educational publisher in China, announces that it has now published and sold over 30 million units from Lingo Media’s market leading PEP Primary English program.

This program was developed and co-published by Lingo Media and People’s Education Press (PEP), China’s largest educational publisher and a division of China's State Ministry of Education.  PEP Primary English was specifically designed to suit the needs of the approximately 60 million Chinese primary school students mandated to learn English in grades 3-6.  This comprehensive program includes textbooks, activity books, audiocassettes, teacher resource books, and other supplemental components.

PEP Primary English commands approximately 60% market share in the primary level English textbook market in China. To date, in excess of 20 million students have used this series throughout China. The remaining market share is split among more than 25 competitors.

“Lingo Media has accomplished what very few Western companies, large or small, have been able to do,” says Michael Kraft, President & CEO.  “We have secured market channels for our products and established Lingo Media as one of the leading brands in China within the English language publishing and education sectors.  We intend to take full advantage of our entrenched position in China by expanding our product line, enhancing our distribution channels, and growing our customer base to ensure continued revenue growth.”

The PEP Primary English program provides a significant and growing royalty revenue stream to Lingo Media.  Since the program’s launch 18-months ago, PEP Primary English has generated sales of approximately CDN$16.1 million resulting in royalties of more than CDN$1.0 million for Lingo Media.  Further royalty revenue growth is expected as four new levels are launched over the next 24-months and as additional schools adopt the program across China.  In 2004 more than 13 million students are expected to learn English with PEP Primary English.

Lingo Media is a leading publisher of English language learning programs for students and teachers from pre-school through university, incorporating all media – print, video, audio, and television.  Founded in 1996, Lingo Media’s principal market is China, the largest English language training market in the world.  To date, over 45 million units from Lingo Media’s library of more than 140 program titles have been published and sold in China.

For further information, contact:

Michael Kraft, President & CEO

Tel: (416) 927-7000, ext. 23

Toll Free Tel: (866) 927-7011

Email: investor@lingomedia.com

To learn more, visit www.lingomedia.com

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information contained in this press release and included in our Registration Statement 20-F, and other materials filed with the Securities and Exchange Commission ("SEC") may contain, without limitation, statements regarding market share leadership, compounded aggregate growth rate, and competitive landscape.  Actual results could deviate from these forward-looking statements, which are made as of the date of this press release.  The Company assumes no obligation to update information concerning its expectations.

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